Filed pursuant to Rule 424(b)(3)
Registration File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 14, DATED APRIL 30, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 14, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 23, 2014, or Supplement No. 1, Supplement No. 2, dated October 20, 2014, or Supplement No. 2, Supplement No. 3, dated October 22, 2014, or Supplement No. 3, Supplement No. 4, dated November 6, 2014, or Supplement No. 4, Supplement No. 5, dated November 21, 2014, or Supplement No. 5, Supplement No. 6, dated December 18, 2014, or Supplement No. 6, Supplement No. 7, dated January 9, 2015, or Supplement No. 7, Supplement No. 8, dated January 29, 2015, or Supplement No. 8, Supplement No. 9, dated February 4, 2015, or Supplement No, 9, Supplement No. 10, dated February 19, 2015, or Supplement No. 10, Supplement No. 11, dated March 16, 2015, or Supplement No. 11, Supplement No. 12, dated March 23, 2015, or Supplement No. 12, and Supplement No. 13, dated April 10, 2015, or Supplement No. 13. This Supplement No. 14 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 13 and should be read in conjunction with the Prospectus and Supplement Nos. 1 through 13. This Supplement No. 14 will be delivered with the Prospectus and Supplement Nos. 1 through 13. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 14 are to:

•	update our description of real estate investments; and
•	update disclosure relating to our investment strategy, objectives and policies.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby inserted as a new section under “Description of Real Estate Investments —  Recent Property Investments — DaVita Bay Breeze — Largo, FL,” as included in Supplement No. 11.

“RAI Clearwater — Clearwater, FL

On April 20, 2015, we closed our acquisition of the fee simple interest in a medical office building (“RAI Clearwater”) located in Clearwater, Florida. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was R.H.C. Investments I, Inc. The seller has no material relationship with us or any of our affiliates or any directors or officers or any associate of any such director or officer.

RAI Clearwater contains 14,936 square feet and was substantially remodeled for the purpose of the tenants in place in 2009.

Capitalization

The contract purchase price of the property was $4.8 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. At closing, we paid an acquisition fee of $0.1 million to our advisor.

Major Tenants/Lease Expiration

RAI Clearwater was 100% leased to three tenants as of the date of acquisition. The leases are net whereby the tenants are required to pay their proportionate share of operating expenses, excluding all costs to maintain and repair the roof and structure of the building, in addition to base rent.

The following table provides information related to lease commencement and termination dates, rentable square feet, annualized straight-line rental income, rental escalations and renewal options for the property:

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Straight-Line Rental Income(1)	Rental Escalations	Renewal Options
RAI Care Centers of Florida I, LLC d/b/a RAI – US – 19 N – Palm Harbor/ Clearwater	December 2009(2)	December 2024	9,216	$0.2 million	(3)	Three five-year options
Renal Hypertension Center	December 2009	November 2024	2,206	$0.1 million	Change in CPI every two lease years(4)	One five-year option
Tampa Bay Access Center, Inc.	December 2009	November 2024	3,514	$0.1 million	Change in CPI every two lease years(5)	One five-year option

(1)	Annualized rental income for the in-place leases at the property on a straight-line basis at the time of acquisition, which includes tenant concessions such as free rent, as applicable.
(2)	RAI Care Centers of Florida I, LLC d/b/a RAI – US – 19 N – Palm Harbor/Clearwater executed a lease amendment to expand its space by 1,320 rentable square feet, which commenced on March 1, 2015.
(3)	Rental escalations for the RAI Care Centers of Florida I, LLC d/b/a RAI – US – 19 N – Palm Harbor/Clearwater lease contain increases equal to (a) the annual increase in the Consumer Price Index (“CPI”), capped at 3% with respect to original leased space of 7,896 rentable square feet, and (b) 2% annually with respect to leased expansion space of 1,320 rentable square feet.
(4)	Rental escalations equal to the increase or decrease in the CPI every two lease years, subject to a minimum base rent of $25.00 per square foot.
(5)	Rental escalations equal to the increase or decrease in the CPI every two lease years, subject to a minimum base rent of $30.00 per square foot.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	100%	100%	100%	100%	100%
Average effective annual rent per rentable square foot	$21.08	$21.08	$20.90	$20.25	$20.00

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the property:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income	Annualized Rental Income as a Percentage of RAI Clearwater(1)	Leased Rentable Sq. Ft.	Percentage of RAI Clearwater Rentable Sq. Ft. Expiring
(in thousands)
May 1, 2015 – December 31, 2015	—	—	—%	—	—%
2016	—	—	—%	—	—%
2017	—	—	—%	—	—%
2018	—	—	—%	—	—%
2019	—	—	—%	—	—%
2020	—	—	—%	—	—%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
2024	3	344	100.0%	14,936	100.0%
Total	3	344	100.0%	14,936	100.0%

(1)	Annualized rental income for the in-place leases in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are expected to be $0.1 million. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

We believe that the property is well-located with acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Probable Property Investments

DaVita Hudson — Hudson, FL

On April 1, 2015, we, through our operating partnership, assumed the obligations of an affiliate of our sponsor under an agreement for purchase and sale of real property to acquire the fee simple interest in a medical office building located in Hudson, Florida. The seller of the property is M.K. Acharya, M.D. The seller has no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates, and the acquisition will not be an affiliated transaction.

Pursuant to the agreement for purchase and sale of real property, our obligation to close the acquisition of the property is subject to customary closing conditions. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition of the property will be consummated.

Capitalization

The contract purchase price of the property is $2.7 million, exclusive of closing costs. We intend to fund the purchase price with proceeds from our ongoing initial public offering. We may seek to obtain financing on the property, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Major Tenants/Lease Expiration

The property contains approximately 8,984 rentable square feet and is 100% leased to two tenants, Total Renal Care, Inc. and Renal Hypertension Center. The leases are net whereby the tenants are required to pay their proportionate share of operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent.

The lease to Total Renal Care, Inc. has an original 15-year lease term, which commenced in July 2009 and terminates in June 2024, contains annual rental escalations equal to the increase in the CPI, capped at 3%, and has two five-year renewal options. The lease to Renal Hypertension Center has an original 10-year lease term, which commenced in January 2015 and terminates in December 2024, contains rental escalations equal to the change in CPI every two years and has one five-year renewal option.

Historical occupancy rate and effective annual rental rates per square foot information for the property is currently unavailable and will be made available upon closing the acquisition of the property.

Other

We believe the property is suitable and adequate for its use.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the property for the calendar year 2015 are unknown at the present time. Such real estate taxes are to be reimbursed by the tenants under the terms of the leases.

We believe that the property is well-located with acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

The section entitled “Description of Real Estate Investments — Probable Property Investments,” as included in Supplement No. 13, is hereby deleted in its entirety.

Investment Strategy and Objectives

The disclosure under the section entitled “Investment Strategy and Objectives — Development and Construction of Properties” on page 143 of the Prospectus is hereby replaced with the following.

“We may acquire undeveloped land or substantially redevelop existing properties with an aggregate value of up to 10% of the value of our total assets, or enter into joint ventures to do the same.”